Exhibit 16.1

May 29, 2020
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for RealNetworks, Inc. and, under the date of March 30, 2020, we reported on the consolidated financial statements of RealNetworks, Inc. as of and for the years ended December 31, 2019 and 2018 and the effectiveness of internal control over financial reporting as of December 31, 2019. On May 26, 2020, we were dismissed. We have read RealNetworks, Inc.’s statements included under Item 4.01 of its Form 8-K dated May 29, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that our dismissal was approved by the Audit Committee of the Board of Directors and any of the Company's statements included in Item 4.01(b).
Very truly yours,
(signed) KPMG LLP